Exhibit 8.1

Subsidiaries of Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Operating LLC, a Marshall Islands limited liability company

Shinyo Kannika Limited, a Hong Kong corporation

Shinyo Ocean Limited, a Hong Kong corporation

Shinyo Saowalak Limited, a British Virgin Is. Corporation

Shinyo Kieran, a British Virgin Is. Corporation